Filed by Alcatel

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lucent Technologies Inc.

Commission File No. 001-11639

The slides contained in this filing were presented to employees of Alcatel in Plano, Texas, on April 18-19, 2006.

NA All Staff Meeting

Hubert de Pesquidoux, April, 2006

NA All Staff Meeting - April, 2006        1

Why Lucent...Why Now?

Why Merge

Why Now

Why Lucent

NA All Staff Meeting - April, 2006        2

Creating 1st True Global
Communications Solutions Provider

Leader in Converged Networks & Services*

#1worldwide

               in wireline*

#2 worldwide

               in services*

Combined CY05 revenues of €21 / $25 billion

Presence in all major carriers

A leader in IPTV, NGN / IMS & 3G Spread Spectrum (CDMA & UMTS)

Unique position in services & integration

More diverse geographic mix

*   Share based on 4Q 2005

*   Sources: Dell’Oro, Synergy, In-Stat, Dittberner, Telecom Services

#2 worldwide

               in mobility*

NA All Staff Meeting - April, 2006        3

Creating A Global Company

New company incorporated in France — executive offices in
Paris

North American operating HQ & global Bell Labs HQ in
New Jersey

New company name to be determined at later date

Leadership

Non-Executive Chairman: Serge Tchuruk

Chief Executive Officer: Patricia Russo

Chief Operating Officer: Mike Quigley

International Board composition: 14

6 of Alcatel’s current directors (including Serge Tchuruk)

6 of Lucent’s current directors (including Patricia Russo)

2 new independent European directors to be mutually agreed upon

Leveraging the Best of Both Companies

NA All Staff Meeting - April, 2006        4

ALCATEL

Lucent Technologies
Bell Labs Innovations

ALCATEL

All rights reserved © 2006, Alcatel

Enhanced Global Footprint

North America:
United States

          Canada

Europe

ie. France, Germany,

          Italy, Netherlands,

          Poland etc.

Rest of World

ie.Australia, China,

          India, Brazil etc.

Approx. # employees

          9,000

           6,200

           2,800

          33,500

          15,500

          58,000

          26,900

           23,944

             2,950

          38,201

          23,100

          88,201

          17,900

           17,744

                150

           4,700

           7,600

          30,200

NA All Staff Meeting - April, 2006        5

Comprehensive R&D portfolio leveraging Bell Labs
excellence

A leading “end-to-end” communications solutions
integrator

A leader in major areas defining next generation networks

A local partner in every region, yet with global reach

Long term strategic partner

Customer Benefits

Strong Fit will Assure Continued Benefits

and Growth in Customer Relationships

NA All Staff Meeting - April, 2006        6

BERNSTEIN
Global Wealth Management

Gartner

INFONETICS RESEARCH

HEAVY READING
REAL WORLD RESEARCH

ALCATEL

All rights reserved © 2006, Alcatel

Industry Reaction

“In the the world of broadband, the Alcatel/Lucent
merger is a match made in heaven.”
Jeff Heyman, Infonetics Research

“A merger would be "highly
complementary." Together, the
firms would have a strong portfolio
of products that work with the two
most popular wireless
technologie
s.”

Patrick Donegan, Heavy Reading

“The merger will set up a new
competitive landscape, with the
combined company challenging Cisco
as the top maker of networking
equipment.

"Together, they should have the scale to
avoid being squeezed between low-cost
Chinese producers and giants like
Cisco.
“

Frank Fabricius, Gartner

"It's chocolate and peanut butter…They fit so
perfectly.”

Paul Sagawa,
Sanford C. Bernstein & Company

NA All Staff Meeting - April, 2006        7

Increased strength, growth creates new opportunities

People and technology provide a long-term sustainable
competitive advantage – and a more stable workplace

Due to complimentary nature of operations, restructuring
expected to affect 10% of employees worldwide

Expect to complete restructuring within 24 months of
closing

We are committed to timely and honest communication

What It Means for Employees

NA All Staff Meeting - April, 2006        8

Expect close in 6-12 months

Legal and antitrust filings

Committee on Foreign Investment (CFIUS) in US

Approval by shareholders

Joint integration team of Alcatel and Lucent people to be
appointed in the coming days

Until deal is closed, Alcatel and Lucent are competitors

Must operate as two separate companies

Risk fines and other penalties provided by anti-trust and competition laws

Read the Anti-trust Guidelines DO’s & DON’Ts

Going Forward

We Must Stay Focused – Our Combined Efforts
Essential to Ensure Smooth Integration

NA All Staff Meeting - April, 2006        9

Questions

NA All Staff Meeting - April, 2006        10

BROADEN YOUR LIFE

ALCATEL

All rights reserved © 2006, Alcatel

www.alcatel.com

NA All Staff Meeting - April, 2006        11

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

This document contains statements regarding the proposed transaction between Lucent and Alcatel, and may contain statements regarding the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about Lucent and Alcatel's managements' future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Lucent and Alcatel and the combined company, as well as Lucent's and Alcatel's and the combined company's future performance and the industries in which Lucent and Alcatel operate and the combined company will operate, in addition to managements' assumptions. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement entered into by Lucent and Alcatel; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our respective global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to Lucent's Form 10-K for the year ended September 30, 2005 and Alcatel's Form 20-F for the year ended December 31, 2005 as well as other filings by Lucent and Alcatel with the

US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Lucent and Alcatel disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

In connection with the proposed transaction, Alcatel and Lucent intend to file relevant materials with the Securities and Exchange Commission, including the filing by Alcatel with the Securities and Exchange Commission of a Registration Statement on Form F-6 and a Registration Statement on Form F-4 (collectively, the "Registration Statements"), which will include a preliminary prospectus and related materials to register the American Depositary Shares (each, an "ADS"), as well as the Alcatel ordinary shares underlying such ADSs, to be issued in exchange for Lucent common shares, and Lucent and Alcatel plan to file with the Securities and Exchange Commission and mail to their respective stockholders a Proxy Statement/Prospectus relating to the proposed transaction. The Registration Statements and the Proxy Statement/Prospectus will contain important information about Lucent, Alcatel, the transaction and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus and other documents filed with the Securities and Exchange Commission by Lucent and Alcatel through the web site maintained by the Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus when they become available from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500 and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boetie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

Lucent and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Lucent's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about January 3, 2006. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500.

Alcatel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Alcatel's Form 20-F filed with the Securities and Exchange Commission on March 31, 2006. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boetie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.